Pepco Holdings, Inc. Parent
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	Actual September 30, 2004
ASSETS	
Current Assets	
Cash and cash equivalents	235.6
Accounts receivable	1.1
Notes receivable to associated companies	1,138.9
Interest and taxes accrued	18.4
	1,394.0
Investments and Other Assets	
Investment in consolidated companies	4,286.2
Deferred income taxes	61.3
Other	17.0
	4,364.5
Property, Plant and Equipment	
Intangible assets	13.7
Less accumulated amortization	10.7
	3.0
Total Assets	5,761.5
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short-term debt	334.0
Accounts payable	0.2
	334.2
Long-Term Debt	1,998.8
Capitalization	
Common stock	1.9
Additional paid-in capital	2,544.0
Other comprehensive loss	(21.9)
Treasury stock	(0.4)
Retained earnings	904.9
Total equity	3,428.5
Total Capitalization and Liabilities	5,761.5